September 9, 2025
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Inotiv, Inc.
Registration Statement on Form S-3
File Number 333-289957
Ladies and Gentlemen:
Inotiv, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement on Form S-3 be accelerated so that it will become effective at 4:00 p.m. Eastern time on September 11, 2025, or as soon thereafter as practicable.
Please telephone the undersigned (765-463-4527) or Griffin D. Foster of Faegre Drinker Biddle & Reath LLP (317-569-4843) if you have any questions with respect to the foregoing.

Very truly yours,

INOTIV, INC.

By:	/s/ Beth A. Taylor
	Name:	Beth A. Taylor
	Title:	Chief Financial Officer and Executive Vice President